SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 11-K


(Mark  One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR  THE  FISCAL  YEAR  ENDED  DECEMBER  31,  2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For  the  transition  period  from            to
                                        ----------


                        COMMISSION FILE NUMBER: 000-22433


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            BRIGHAM, INC. 401(K) PLAN

B:     Name  of  issuer  of  the  securities  held  pursuant to the plan and the address  of  its  principal executive  office:

                           BRIGHAM EXPLORATION COMPANY
                            6300 BRIDGEPOINT PARKWAY
                             BUILDING TWO, SUITE 500
                               AUSTIN, TEXAS 78730

                            BRIGHAM, INC. 401(K) PLAN

                                 2002 FORM 11-K


                                                                            PAGE
                                                                            ----

REQUIRED  INFORMATION

ITEM 4.   Unaudited Financial Statements And Schedule Prepared in Accordance
            With  ERISA

          Statements of Net Assets Available for Plan Benefits as of
            December 31, 2002 and 2001 . . . . . . . . . . . . . . . . . . . . 1

          Statement of Changes in Net Assets Available for Plan Benefits for
            the Year Ended December 31, 2002 . . . . . . . . . . . . . . . . . 2

          Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .3

          Supplemental schedule:
            Schedule H, Line 4(i) - Assets Held for Investment Purposes
            At December 31, 2002 . . . . . . . . . . . . . . . . . . . . . . . 6

SIGNATURE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

                            BRIGHAM, INC. 401(k) PLAN
                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                                   (Unaudited)

                                                    December 31,
                                               ----------------------
                                                  2002        2001
                                               ----------  ----------
Assets
Investments at fair value:
  BT Investment International                  $        -  $   46,606
  Janus Worldwide Fund*                            84,366      99,604
  Janus Twenty Fund*                              170,228     255,766
  MFS Massachusetts Invest. Growth Fund                 -      39,195
  Dreyfus Appreciation*                           129,422     196,077
  Safeco Equity No-Load                                 -      16,900
  Dreyfus S&P 500 Index Fund*                      77,802     100,584
  Pimco Total Return*                             215,546     135,675
  RS Emerging Growth*                                   -      63,108
  Schwab Institutional Money Market*              112,145      75,869
  First Eagle SOGEN Overseas                       48,638           -
  Hennessy Cornerstone Growth                      53,699           -
  Jensen Portfolio                                 34,054           -
  PBHG Clipper                                     27,333           -
  Royce Special Equity                              6,604           -
  Calamos Growth                                    6,476           -
  Oakmark Select                                    8,676           -
  Stock Liquidity Fund                                274          20
  Loans to participants                            25,918      71,326
  Common stock of Brigham Exploration Company     121,873      56,358
                                               ----------  ----------
    Total investments                           1,123,054   1,157,088
                                               ----------  ----------

Receivables:
  Participants' contributions                       8,038       8,097
  Employer matching                               167,962      39,003
  Other                                               586         544
                                               ----------  ----------
    Total receivables                             176,586      47,644
                                               ----------  ----------

Net assets available for plan benefits         $1,299,640  $1,204,732
                                               ==========  ==========

*  Investments  greater  than  5%  of  net  assets  available for plan benefits.

               See accompanying notes to the financial statements

                            BRIGHAM, INC. 401(k) PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                                   (Unaudited)

                                                                 Year Ended
                                                                December 31,
                                                                    2002
                                                               --------------
Additions to net assets attributed to:
  Net appreciation (depreciation) in fair value                $    (201,803)
  Interest                                                             3,186
                                                               --------------
      Total investment income                                       (198,617)
                                                               --------------

  Contributions:
    Participants                                                     300,084
    Employer Matching                                                277,169
                                                               --------------
      Total contributions                                            577,253
                                                               --------------

                                                               --------------
      Total additions                                                378,636
                                                               --------------

Deductions from net assets attributed to:
  Benefits distributed to participants                               280,076
  Administrative and trustee fees                                      4,238
  Other                                                                 (586)
                                                               --------------
      Total deductions                                               283,728
                                                               --------------

Increase/(decrease) in net assets available for plan benefits         94,908

Net assets available for plan benefits at beginning of year        1,204,732

                                                               --------------
Net assets available for plan benefits at end of year          $   1,299,640
                                                               ==============


               See accompanying notes to the financial statements.

                            BRIGHAM, INC. 401(k) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


1.   DESCRIPTION  OF  THE  PLAN

     The following description of the Brigham, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions, a copy of which is available from Brigham, Inc. (the "Company").

     General

     The Plan is a successor to the Brigham Oil & Gas, L.P. 401(k) Plan which was originally effective as of September 19, 1996. Effective January 1, 1998, Brigham Oil & Gas, L.P. assigned its sponsorship of the Plan to Brigham, Inc. and the Plan's name was changed to the Brigham, Inc. 401(k) Plan. Effective January 1, 1999, the Plan was restated concurrent with a change in the Plan's third-party administrator and trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

     The Plan is a defined contribution plan created for the benefit of the employees of the Company. Effective August 1, 2001 the Plan covers all employees except leased employees, employees of a unit covered by a collective bargaining agreement, non-resident aliens, independent contractors, and employees of affiliated employers. Prior to August 1, 2001 the Plan covered all employees who are 21 years of age and have completed six months of service. Prior to August 1, 2001 employees could enroll in the Plan on the first day of January, April, July or October of each year.

     The Company administers the Plan. The Company has appointed Invesmart, Inc. (formerly Plan Data, Inc.) as a third party administrator. The Plan's assets are held by a trust fund administered by The Charles Schwab Trust Company.

     Contributions

     A participant may contribute a portion of his/her pre-tax compensation in amounts up to the maximum deferral permitted under the Internal Revenue Code. For 2002, this limit was $11,000. At its discretion, and to be determined annually, the Company may make matching contributions to the Plan. The Company may also make an additional annual, discretionary profit sharing contribution. For 2002, the Company made discretionary contributions of $277,169.

     Interfund  Transfers

     Participants may change their percentage contributions once per calendar quarter on Plan enrollment dates. Participants may change fund allocations as frequently as desired and at any time.

     Vesting

     Plan participants are fully vested at all times in their participant contributed assets. The Plan provides for vesting of assets contributed by the Company of 20% after two years of service and 20% additional vesting

                            BRIGHAM, INC. 401(k) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS

     for each additional year of service thereafter until the sixth year, at which time the employer contributed assets are fully vested. Participants are automatically fully vested in their accounts upon retirement, disability or death, as defined in the Plan.

     Benefit  Payments

     Plan participants may receive a lump sum payment of all vested benefits upon retirement, disability, death or termination of employment. A participant may also make hardship withdrawals, subject to certain rules and restrictions, from the vested portion of his or her account.

     Participant  Loans

     The Plan includes a provision that permits participants to borrow a minimum of $1,000 and up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000. The loans are payable through payroll deductions in principal installments plus interest at prime plus 2% through payroll deductions. General purpose loans are due over terms up to 5 years. Primary residence loans are due over terms up to 30 years.

     Administrative  Expenses

     The Company pays costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager.


2.   ACCOUNTING  POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared on the accrual basis of accounting. The trustee holds and manages the funds and distributes cash to Plan participants.

     The assets of the Plan are invested in separate funds managed by independent registered investment advisors and/or in Brigham Exploration Company stock.

     Valuation of Investments

     Short-term investments and loans to participants are stated at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is presented in the Plan's "Statement of Changes in Net Assets Available for Benefits".

                            BRIGHAM, INC. 401(k) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS

     The  Use  of  Estimates  in  Preparing  Financial  Statements

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules. Actual results may differ from those estimates.

3.   PLAN  TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

4.   ERISA

     Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents. The Plan has complied with the fidelity bonding requirement of ERISA.

                                       BRIGHAM, INC. 401(k) PLAN
                                  SCHEDULE H, LINE 4(I) - ASSETS HELD
                                FOR INVESTMENT PURPOSES AT END OF YEAR
                                              (Unaudited)


                                   INVESTMENTS AT DECEMBER 31, 2002


 IDENTITY OF ISSUE, BORROWER,                 DESCRIPTION OF
    LESSOR OR SIMILAR PARTY                     INVESTMENT
------------------------------       ---------------------------------
* Brigham Exploration Company        Common stock                       $    121,873

  Stock Liquidity Fund               Cash                               $        274

  Calamos Growth                     Stock mutual fund                  $      6,476

  Dreyfus Appreciation               Stock mutual fund                  $    129,422

  Dreyfus S&P 500 Index Fund         Stock mutual fund                  $     77,802

  First Eagle SOGEN Overseas         Stock mutual fund                  $     48,638

  Hennessy Cornerstone Growth        Stock mutual fund                  $     53,699

  Janus Worldwide Fund               Stock mutual fund                  $     84,366

  Janus Twenty Fund                  Stock mutual fund                  $    170,228

  Jensen Portfolio                   Stock mutual fund                  $     34,054

  Oakmark Select                     Stock mutual fund                  $      8,676

  PBHG Clipper                       Stock mutual fund                  $     27,333

  Royce Special Equity               Stock mutual fund                  $      6,604

  Pimco Total Return                 Bond/fixed income mutual fund      $    215,546

* Schwab Institutional Money Market  Money market mutual fund           $    112,145

  Participant Loans                  Due April, 30, 2004 through        $     25,918
                                     August 31, 2005 at
                                     5.75% to 10.5%

*     Indicates  party  in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                         BRIGHAM,  INC.  401(K)  PLAN



Date:    July  3,  2003               By:   /s/  Malcom  O.  Brown
                                          --------------------------
                                          Malcom  O.  Brown
                                          Vice President & Controller